Zarlink Semiconductor Appoints New Chief Financial Officer

OTTAWA, CANADA, June 8, 2009 – Zarlink Semiconductor (TSX: ZL) today announced that Andre Levasseur has been appointed as the company’s new Senior Vice President, Finance and Chief Financial Officer, effective June 15, 2009.

Mr. Levasseur joined the Company in 1998, and has held increasingly senior financial roles with Zarlink and Mitel focused on helping the Company target its product activities on growth markets and improve its cost structure. Most recently, Mr. Levasseur held the position of Corporate Comptroller. He has also served as Senior Director of Finance, Worldwide Business Support and Director of Finance, Network Communications Division. He joined the company in 1998 as Director of Finance/Human Resources/IS and Plant Controller for Mitel’s foundry operations in Bromont, Quebec. Mr. Levasseur began his professional career at Arthur Anderson and Co., serving as a senior auditor.

“Andre brings a balanced background in finance and business management, combined with an intimate knowledge of our products, customers and market opportunities,” said Kirk. K. Mandy, President and CEO, Zarlink Semiconductor. “He has made a significant contribution in helping guide our strategic direction in order to return to profitability, and will be a valued addition to Zarlink’s management team.”

Mr. Levasseur obtained his Chartered Accountant designation in 1987. He holds a Graduate Diploma in Accounting and a Bachelor of Commerce from Concordia University. He will be based in the company’s headquarters in Ottawa, Canada.

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com